UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 6-K

           REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13a-16 AND 15d-16
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Month of    APRIL 2002
                   --------------

                               RICHMONT MINES INC.
                               -------------------
                              (Name of Registrant)

              110, AVENUE PRINCIPALE, ROUYN-NORANDA, QUEBEC J9X 4P2
              -----------------------------------------------------
                    (Address of principal executive offices)


1. On April 9, 2002, Richmont Mines Inc. issued a News Release - Richmont Mines Adopts Shareholder Protection Rights Plan. This report is filed solely for the purpose of filing a copy of the press release attached hereto.








Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                            Form 20-F XXX Form 40-F
                                      ---      ----

Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                            Yes       No XXX
                                ---      ---



                                    SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Form 6-K to be signed on its behalf by the undersigned, thereunto duly authorized.


                   RICHMONT MINES INC. -- SEC FILE NO. 0-28816
                  --------------------------------------------
                                  (Registrant)


 Date 04/09/02   By /s/ JEAN-YVES LALIBERTE (SIGNED)
 -------------      -------------------------------------
                    Jean-Yves Laliberte, Vice-President, Finance






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                                  ----------------------------------------------

RICHMONT


                                                     MINES RICHMONT INC.

                                                     110, avenue Principale
                                                     Rouyn-Noranda, QC
                                                     J9X 4P2, CANADA

                                                     Tel.:   (819) 797-2465
                                                     Telec.: (819) 797-0166
                                                     www.richmont-mines.com


--------------------------------------------------------------------------------



                                  NEWS RELEASE

            RICHMONT MINES ADOPTS SHAREHOLDER PROTECTION RIGHTS PLAN


Montreal, April 9, 2002 - Richmont Mines Inc. announced today that its Board of Directors has adopted a Shareholder Protection Rights Plan (the "Rights Plan"). The purpose of the Rights Plan is to provide the Board of Directors and shareholders of the Company with sufficient time to evaluate a take-over bid and, if appropriate, to pursue alternatives with a view to maximizing shareholder value. The Rights Plan also seeks to ensure that all shareholders are treated fairly in any transaction involving a change in control of the Company and have an equal opportunity to participate in the benefits of a take-over bid.

It is not the intention of the Rights Plan to prevent take-over bids. Under the Rights Plan, those bids that meet certain requirements intended to protect the interests of shareholders are considered to be "Permitted Bids". A Permitted Bid must be made by way of a take-over bid circular prepared in compliance with applicable securities laws, remain open for a minimum of 60 days and satisfy certain other conditions.

Under the Rights Plan, the Company has issued one right in respect of each common share of the Company to holders of record at 4:00 p.m. (Montreal time) on April 9, 2002. In the event a take-over bid is made that does not meet the Permitted Bid requirements, those rights will entitle shareholders, other than any shareholder or group of shareholders making the take-over bid, to purchase additional common shares of the Company at a substantial discount to the market value of such common shares at the time.

The Company currently intends to request that shareholders ratify the Rights Plan at the Company' next annual and special meeting of shareholders scheduled for May 15, 2002. If the Rights Plan is not ratified by the shareholders at that meeting, the Rights Plan will be cancelled.




Page 1 of 2


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To the knowledge of the Company, there is no actual or proposed take-over bid or change in control of the Company and no person or group holds 20% or more of the common shares.



Jean-Guy Rivard (signed)
Jean-Guy Rivard
President

                                     - 30 -



For more information, contact:

Martin Rivard                                  Telephone: (819) 797-2465
Executive Vice-President                       Fax:       (819) 797-0166

Trading symbol: RIC                            Listings:  Toronto - Amex

YEAR 2001 ANNUAL REPORT IS NOW
   AVAILABLE ON OUR WEBSITE:                   WWW.RICHMONT-MINES.COM









Page 2 of 2


DISCLOSURE REGARDING FORWARD-LOOKING STATEMENTS
This new release contains forward-looking statements that include risks and uncertainties. The factors that could cause actual results to differ materially from those indicated in such forward-looking statements include changes in the prevailing price of gold, the Canadian-US exchange rate, grade of ore mined and unforeseen difficulties in mining operations that could affect revenues and production costs. Other factors such as uncertainties regarding government regulations could also affect the results. Other risks may be detailed from time to time in Richmont Mines Inc.'s periodic reports.


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